

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 28, 2017

Bryant Riley
Chief Executive Officer
B. Riley Financial, Inc.
21255 Burbank Blvd, Suite 400
Woodland Hills, California 91367

Re: **B. Riley Financial, Inc.**
Registration Statement on Form S-3
Filed November 22, 2017
File No. 333-221715

Dear Mr. Riley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products